FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended    December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to _________________________

Commission file number 001-09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & retirement PLAN

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETirement PLAN

Note:

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the plan administrator and plan participants of H.B. Fuller Company 401(k) and Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company 401(k) and Retirement Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for year ended December 31, 2017, and the related notes and supplemental schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) for the year ended December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

By: /s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2006

Minneapolis, Minnesota
June 18, 2018

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value
Mutual funds	$159,667,314	$198,062,986
H.B. Fuller company stock fund	49,350,931	46,661,948
Money market funds	22,884,839	31,496,431
Common collective trust funds	69,283,664	-
Total investments	301,186,748	276,221,365

Notes receivable from participants	3,568,587	3,846,254
Employer contributions receivable	226,812	215,340
Total assets	304,982,147	280,282,959

Net assets available for benefits	$304,982,147	$280,282,959

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2017

Additions:
Contributions:
Participant contributions	$10,668,395
Employer contributions	9,175,684
Rollover contributions	701,581
Total contributions	20,545,660
Investment income:
Dividends	5,099,070
Net appreciation in fair value of investments	38,698,660
Other income	44,008
Total investment income	43,841,738
Interest income on notes receivable from participants	131,631
Total additions	64,519,029

Deductions:
Participant distributions and withdrawals	(39,619,312)
Administrative expense	(200,529)
Total deductions	(39,819,841)

Net increase in net assets available for benefits	24,699,188

Net assets available for benefits:
Beginning of year	280,282,959
End of year	$304,982,147

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (“the Employer,” “Plan Administrator” and “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Trustee

The trustee for the Plan is Empower Retirement, N.A. (“the Trustee”).

(c)	Eligibility and Contributions

All regular full-time and part-time employees on the U.S. Payroll may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. The automatic contribution of 4 percent of eligible earnings will be taken out of the employee’s pay and begins as soon as administratively feasible following 30 days of employment and will be invested in the default investment fund used in Plan. The automatic 4 percent contribution will remain in effect until the employee acts to change the contribution amount or the default investment fund. All qualified employees are immediately eligible for the Employer matching contribution. To be eligible for the match, an employee must make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $18,000 for 2017. Participants who are age 50 or older at any time during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount these participants may contribute during 2017 is $6,000. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at any time. Employer matching contributions to the Plan cease during the suspension period.

All employees are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A non-elective retirement contribution of $4,277,148 was made during 2017.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution; (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document. Participant accounts are charged with an allocation of administrative expenses.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(e)	Payment of Benefits

Upon separation of service, death, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. The investment in H.B. Fuller Company Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of vesting service with the Employer, or upon age 65 (normal retirement date as defined in the Plan), disability, death or plan termination.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued (4.50 percent and 3.75 percent at December 31, 2017 and 2016, respectively). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans at December 31, 2017 had interest rates ranging from 3.25 percent to 9.25 percent and mature at various dates through 2031 and as of December 31, 2016 interest rates ranging from 3.25 percent to 9.25 percent. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to pay certain administrative expenses, for participant account adjustments and to reduce future Employer contributions. Unused forfeitures at December 31, 2017 and 2016 were $553,458 and $522,227, respectively. Forfeitures of $415,417 were used to reduce Employer contributions for the year ended December 31, 2017.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(j)	Plan Amendments and Other Plan Changes

Effective January 1, 2016, the plan was amended to allow the prior service of an employee that leaves the Company and is hired back to be taken into account when determining the vesting of an account subject to certain requirements; clarifies that for military service a participant receives company match based on imputed elected deferrals and amends its rules for withdrawals to no longer require the amount of a withdrawal to be at least $200.

Effective January 1, 2016, the plan was amended to clarify the definition of employer securities within the H.B. Fuller Company Stock Fund and to allow each participant to be entitled at any time to direct the transfer of all or any portion of his or her accounts invested in the H.B. Fuller Company Stock Fund to any one or more of the other investment funds as prescribed by plan rules.

Effective January 1, 2017, the plan was amended to allow participants to transfer an eligible Roth 401(k) or 403(b) rollover distribution from a qualified or eligible plan; to allow for an annual or semi-annual distribution and to prohibit an employee from requesting a refund of default elective deferrals as a result of the auto-enrollment process.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2017.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.

(c)	Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions and trued up on an annual basis during the first quarter of the plan year following the plan year to which they pertain.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(e)	Concentration of Market Risk

At December 31, 2017 and 2016, approximately 16 percent and 17 percent, respectively, of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(f)	Distributions to Participants

Distributions to participants are recorded when the distribution is made. There were distributions totaling $125,592 that were requested but not yet paid as of December 31 2017.

(g)	Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.” No allowance for credit losses has been recorded at December 31, 2017 and 2016.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(3)	Concentration of Investments

The following presents investments that represent 10 percent or more of the Plan’s Net assets available for benefits at December 31, 2017 and 2016:

	2017	2016

H.B. Fuller Company Stock Fund	$49,350,931	$46,661,948
S&P 500 DC	65,675,145	-
Vanguard Institutional Index	-	35,485,382
Vanguard Federal Money Market	*	31,496,431

* Investment has a balance but it is not 10 percent or more of Net assets available for benefits

(4)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated June 23, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) contingent upon the adoption of certain proposed amendments that were submitted in a letter to the IRS on June 9, 2017 and have been adopted by the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of H.B. Fuller Company Stock for the year ended December 31, 2017 amounted to $17,935,531 and $21,139,217, respectively. The fair value of H.B. Fuller Company Stock was $49,350,951 and $46,661,948 as of December 31, 2017 and 2016, respectively. The number of shares of H.B. Fuller Company Stock was 915,967 shares at an average share price of $53.87 and 965,743 shares at an average share price of $48.32 as of December 31, 2017 and 2016, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Notes receivable from participants were $3,568,587 and $3,846,254 as of December 31, 2017 and 2016, respectively.

Certain Plan investments are managed by Empower Retirement. Empower Retirement is the trustee and record keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(6)	Fair Value Measurements

Estimates of fair value for assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. It also applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that reflect management’s assumptions, and include situations where there is little, if any, market activity for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds: Mutual funds consist of investments in various types of funds and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common stock: Common stock is classified as level 1 as it is valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Money market funds consist of investments in short-term securities and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common Collective Trust Funds: Common Collective Trust Funds consist of investments that are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan Sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan Sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2017:
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$159,667,314	$159,667,314	$-	$-
H.B. Fuller Company Stock Fund	49,350,931	49,350,931	-	-
Money Market Fund	22,884,839	22,884,839	-	-
Total categorized in the fair value hierarchy	231,903,084	231,903,084	-	-
Other investments measured at NAV [1]	69,283,664
Total Investments at fair value	$301,186,748	$231,903,084	$-	$-

As of December 31, 2016:
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$198,062,986	$198,062,986	$-	$-
H.B. Fuller Company Stock Fund	46,661,948	46,661,948	-	-
Money Market Fund	31,496,431	31,496,431	-	-
Total Investments at fair value	$276,221,365	$276,221,365	$-	$-

1 In accordance with ASC Topic 820-10, Fair Value Measurement, certain investments that are measured at NAV (Net Asset Value per share) or its equivalent practical expedient have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The investments measured at NAV include three funds in the Legal & General Collective Investment Trust for which the purpose is to provide for the collective investment and reinvestment of assets of certain participating tax-exempt employee benefit plans. The three funds that the plan is invested in are the following:

●

Legal & General MSCI EAFE: The investment objective of the MSCI EAFE Fund is to seek to match the risk and return characteristics of the MSCI EAFE Index (net dividend return) by investing the assets of the portfolio primarily in publicly traded non-U.S. equity securities.

●

Legal & General S&P 500 DC: The investment objective of the S&P 500 Fund is to seek to match the risk and return characteristics of the S&P 500 Total Return Index by investing the assets of the portfolio primarily in publicly traded U.S. equity securities.

●

Legal & General Russell DC 2000: The investment objective of the Russell DC 2000 Fund is to seek to match the risk and return characteristics of the Russell 2000 Total Return Index by investing the assets of the portfolio primarily in publicly traded U.S. equity securities.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Sales and redemptions of participant units in each fund are transacted at net asset values per unit on the day received. Redemptions of units will generally be permitted on any valuation date at the value of each of the units redeemed as of the close of business on the applicable valuation date on which the unit value is calculated. There are no unfunded commitments related to investments in the funds.

(7)	Subsequent Events

On June 6, 2018, the assets of the Cyberbond LLC 401(k) Profit Sharing Plan (“Cyberbond Plan”) of $2,401,270 were merged into the Plan as stated in an amendment effective June 6, 2018. The Cyberbond Plan was a contributory defined contribution plan covering eligible employees of Cyberbond, L.L.C. which was acquired by the Plan Sponsor on June 6, 2016. The Cyberbond Plan had 16 participants at the time of the merger and if they were actively employed by the Plan Sponsor at January 1, 2017, were automatically enrolled in the Plan as of that date. Any who were not actively employed after January 1, 2017 and still had a balance on June 6, 2018, became participants as a result of the plan merger.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Schedule H, line 4i --Schedule of Assets (Held at End of Year)
December 31, 2017
EIN 41-0268370
Plan Number 003

	(b)
	Identity of issuer,				(e)
	borrower, or	(c)	Units/	(d)	Current
(a)	similar party	Description	Shares	Cost	value
*	H.B. Fuller Company Stock Fund	Common Stock	915,967	**	$49,350,931
	DFA U.S. Targeted Value Portfolio Fund	Mutual Fund	346,199	**	8,616,900
	Dodge & Cox International Stock Fund	Mutual Fund	265,338	**	12,290,451
	Fidelity US Bond Index Premium	Mutual Fund	279,422	**	3,238,495
	Legal & General MSCI EAFE DC CL A	Common Collective Trust Fund	22,650	**	2,834,193
	PIMCO All Asset Fund	Mutual Fund	235,517	**	2,861,527
	PIMCO Total Return Bond Fund	Mutual Fund	1,267,872	**	13,021,041
	Legal & General S&P 500 DC	Common Collective Trust Fund	516,314	**	65,675,145
	Stephens Small Cap Growth Fund	Mutual Fund	472,167	**	8,975,901
	Legal & General Russell DC 2000	Common Collective Trust Fund	6,846	**	774,326
	Vanguard Mid-Cap Index Fund	Mutual Fund	538,627	**	22,794,713
	Vanguard Federal Money Market	Money Market Fund	22,884,839	**	22,884,839
	Vanguard Target Retirement Fund	Mutual Fund	215,120	**	2,914,882
	Vanguard Target Retirement 2015 Fund	Mutual Fund	207,959	**	3,188,012
	Vanguard Target Retirement 2020 Fund	Mutual Fund	460,718	**	14,457,337
	Vanguard Target Retirement 2025 Fund	Mutual Fund	680,970	**	12,597,945
	Vanguard Target Retirement 2030 Fund	Mutual Fund	390,842	**	13,144,018
	Vanguard Target Retirement 2035 Fund	Mutual Fund	571,055	**	11,815,123
	Vanguard Target Retirement 2040 Fund	Mutual Fund	206,203	**	7,375,876
	Vanguard Target Retirement 2045 Fund	Mutual Fund	286,004	**	6,435,089
	Vanguard Target Retirement 2050 Fund	Mutual Fund	151,180	**	5,472,728
	Vanguard Target Retirement 2055 Fund	Mutual Fund	74,660	**	2,928,921
	Vanguard Target Retirement 2060 Fund	Mutual Fund	25,983	**	900,042
	Vanguard Target Retirement 2065 Fund	Mutual Fund	158	**	3,439
	William Blair Instit. Int'l Growth Fund	Mutual Fund	366,973	**	6,634,874
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.25%, due at various dates through 2031		$—	3,568,587

		Total investments			$304,755,335

*	Represents party-in-interest.
**	Cost omitted for participant directed investments.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 18, 2018	By: /s/ Dawn R. Bergien-Skarbalus (Leader, North America Benefits, on behalf of James J. Owens, Plan administrator)